Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for September 2021 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for September 2021 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In September 2021, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 16.24% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic, regional and international routes decreased by 15.68%, 29.77% and 29.04%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 25.67%, of which, passenger traffic for domestic, regional and international routes decreased by 25.57%, 36.66% and 28.81%, respectively, as compared with the same period last year. The passenger load factor was 68.87%, representing a decrease of 8.74 percentage points as compared with the same period last year, of which, the passenger load factor for domestic and regional routes decreased by 9.20 and 3.35 percentage points, respectively, while that for international routes increased by 0.19 percentage points, as compared with the same period last year.

In terms of cargo operations, in September 2021, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 25.19% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 20.63% as compared with the same period last year. The cargo and mail load factor was 53.81%, representing an increase of 3.10 percentage points as compared with the same period last year.

In September 2021, the Group has newly launched the following major routes: Changchun – Jinan – Changchun, Changchun – Taiyuan – Changchun, Tianjin – Chengdu Tianfu – Tianjin, Shijiazhuang – Chengdu Tianfu – Shijiazhuang, Shijiazhuang – Shenzhen – Shijiazhuang, Shijiazhuang – Kunming – Shijiazhuang, Nanjing – Yinchuan – Nanjing, Chongqing – Jinan – Chongqing (each being seven flights a week).

In September 2021, the Group introduced two ARJ21 aircraft. As of the end of September 2021, the Group operated a fleet of 874 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	10	0	10
Airbus 330 Series	4	29	7	40
Airbus 320 Series	103	108	123	334
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	161	72	166	399
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	0	6
ARJ21	1	9	0	10

Total	293	275	306	874

KEY OPERATING DATA OF SEPTEMBER 2021

	September 2021			Cumulative 2021
Traffic	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	12,362.15	75.94	-25.57	118,697.29	29.76
Regional	5.17	-31.93	-36.66	131.16	-35.82
International	370.37	1.51	-28.81	3,090.97	-73.79

Total	12,737.69	72.16	-25.67	121,919.41	17.83

RTK (in million)
Domestic	1,218.10	74.67	-25.35	11,438.98	26.96
Regional	1.10	-32.52	-28.19	20.91	-12.92
International	453.69	-5.15	-20.43	5,011.41	-5.46

Total	1,672.89	42.10	-24.08	16,471.30	14.90

	September 2021			Cumulative 2021
Traffic	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RTK - Cargo and Mail (in million)
Domestic	112.99	29.00	-23.83	947.57	-0.77
Regional	0.65	-33.83	-20.51	9.33	50.49
International	420.71	-5.67	-19.72	4,737.05	10.79

Total	534.34	-0.04	-20.63	5,693.94	8.73

Passengers carried (in thousand)
Domestic	8,106.73	78.72	-26.95	78,058.74	26.75
Regional	5.25	-32.02	-34.03	126.43	-29.88
International	53.03	-4.31	-34.68	499.09	-80.17

Total	8,165.00	77.54	-27.02	78,684.25	22.41

Cargo and mail carried (in thousand tonnes)
Domestic	67.56	29.91	-25.65	570.87	-2.24
Regional	0.66	-33.96	-20.30	9.48	58.48
International	42.14	-8.17	-24.14	489.01	5.43

Total	110.36	11.60	-25.05	1,069.36	1.48

Capacity	September 2021			Cumulative 2021
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	17,845.57	53.44	-15.68	161,451.36	25.46
Regional	16.79	-31.28	-29.77	386.23	-10.04
International	633.41	3.86	-29.04	6,179.70	-65.19

Total	18,495.77	50.80	-16.24	168,017.30	14.40

ATK (in million)
Domestic	2,022.65	57.95	-16.71	18,432.10	26.70
Regional	2.42	-31.61	-26.10	50.51	-7.91
International	632.54	-8.79	-28.38	7,360.65	-17.42

Total	2,657.61	34.38	-19.82	25,843.26	9.90

ATK - Cargo and Mail (in million)
Domestic	416.55	78.12	-20.43	3,901.48	31.55
Regional	0.91	-32.14	-19.06	15.75	-2.82
International	575.54	-9.88	-28.31	6,804.47	-6.99

Total	992.99	13.64	-25.19	10,721.70	4.12

	September 2021			Cumulative 2021
Load Factor	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	69.27	8.86	-9.20	73.52	2.44
Regional	30.76	-0.30	-3.35	33.96	-13.64
International	58.47	-1.35	0.19	50.02	-16.42

Total	68.87	8.54	-8.74	72.56	2.11

Cargo and Mail Load Factor
Domestic	27.12	-10.33	-1.21	24.29	-7.91
Regional	71.14	-1.82	-1.30	59.22	20.98
International	73.10	3.26	7.82	69.62	11.17

Total	53.81	-7.36	3.10	53.11	2.25

Overall Load Factor (RTK/ATK)
Domestic	60.22	5.76	-6.97	62.06	0.12
Regional	45.64	-0.62	-1.33	41.40	-2.38
International	71.72	2.75	7.16	68.08	8.61

Total	62.95	3.42	-3.53	63.74	2.78

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

15 October 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.